Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: August 31, 2022
Set forth below is an internal newsletter to employees of Progress Financial Corp. regarding the proposed merger of Progress Financial Corp., with and into United Community Banks, Inc.
Human Resources:
United Community Bank believes in the importance of work-life balance. One of our highest priorities is to be a great place for great people to work, and we believe that means supporting our great people both in their work and home life. Because of that, we offer an employee assistance program that is meant to benefit any team member dealing with personal concerns or work-related issues that could impact their job performance, mental health, or emotional well-being. Our EAP offers unlimited access to masters-level consultants by telephone, resources, and tools online and up to three face-to-face visits with a consultant. The program’s benefits include things such as:

•Help locating childcare and eldercare services
•Connection with financial experts by phone regarding issues such as budgeting, controlling debt, teaching children to manage money, investing for college, and preparing for retirement
•Help to work through complex, sensitive issues such as personal or work relationships, depression, or substance abuse
•Referral to attorneys and options for a legal consultation

As always, we encourage employees and managers to work with their HR Partners to get help for any specific needs. EAP is a proven tool in the workplace. A satisfaction survey of employees who used work-life balance EAP reported nearly 75% less stress.

Community Banking Team:
Select United locations across the footprint offer customers the option of conducting transactions at one of our ITMs (Interactive Teller Machine).
The ITM combines the convenience of an ATM with the option to interact with our dynamic team of knowledgeable tellers who support our fleet of UCB ITMs!

With this extension of the branch, customers can make deposits, withdraw funds, cash checks, make loan payments, transfer funds, and more. This convenient service has extended hours: M-F 8:00 am -6:00pm EST) and Sat 8:00 am – 12:00pm (EST).

Select Progress locations will have ITM services that you will learn more about in the coming months!

Growth Roadmap

Purpose

We want to be a LEGENDARY BANK
BUILT ON SERVICE, DRIVEN BY PERFORMANCE

Mission

We help customers realize their financial goals, expand their businesses, and plan for their futures. We know that financial health leads to happier lives. We use our skills to improve the financial health and well-being of our customers and ultimately our communities.

In so doing, we make the world a better place.

Values

Team
We play to win together as a team

Truth
We see things as they are, not as we want them to be

Trust
We trust in people

Caring
Golden Rule of Banking

Goals

Keep our customers

Gain new customers

Deepen relationships with customers

Become more efficient while doing so

Measures

Being a great place to work for great people

Providing LEGENDARY customer service across all of our delivery channels

Top quartile financial performance relative to peers

Making a difference in our communities

Strategies

Be the bank that SERVICE built

- Act and train on insights delivered via customer surveys
- Deliver new teller, deposit account opening, and retail and small business systems to improve customer and employee experience
- Deliver meaningful customer information to commercial bankers
- Continue to improve risk management systems, knowing that outstanding risk management is our foundation

Relentless focus on performance improvement – "Move the Needle"

- Deliver top-quartile financial performance in all of our businesses
- Track key drivers of growth: customer retention rate and business volume; new customer growth rate and business volume
- Use data and artificial intelligence (AI) to predict the optimal times to engage customers for retention or product needs
- Develop and grow new businesses, for example, Wealth Management and Reliant Manufactured Housing Finance

Living our values and developing our teams

- Use 2022 employee engagement survey to remain connected with our team
- Continue to build bench strength via a 2022 Leadership Academy team
- Grow and evolve Together for Good and the Foundation to make an impact in our communities
- Grow and evolve the Power of U strategy to become a more inclusive and powerful team
- Improve our recruitment and increase our exposure to underrepresented candidates
- Improve performance feedback and talent development to help our teams reach their career goals

Digital and process transformation

- Improve technology used in commercial lending process
- Create end-to-end digital enablement in retail and small business lending
- Make significant improvements in back-office automation
- Improve understanding, relationships, and information flow on potential FinTech investments and acquisition opportunities

Mergers and acquisitions

- Deliver an exceptional Reliant conversion for both customers and employees
- Execute successful cultural integration of Aquesta, Reliant, and FinTrust
- Announce at least one bank acquisition during 2022

UNITED United Community Bank.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the prospective acquisition of Progress, United has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Progress sent to Progress’ shareholders seeking their approval of the merger agreement and merger with United. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Progress acquisition.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHICH IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR PROGRESS WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PROGRESS AND THE MERGER OF PROGRESS AND UNITED.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.